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August 5, 2005

VIA EDGAR AND FEDERAL EXPRESS

Lesli Sheppard
Senior Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  Rockwood Holdings, Inc. Registration Statement on Form S-1
  File No. 333-122764

Ladies and Gentlemen:

        On behalf of Rockwood Holdings, Inc. (the "Company"), we hereby submit for your review Amendment No. 6 ("Amendment No. 6") to the above-referenced registration statement (the "Registration Statement") of the Company originally filed with the Securities and Exchange Commission (the "Commission") on February 11, 2005, pursuant to the Securities Act of 1933, as amended. An electronic version of Amendment No. 6 has been concurrently filed with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. We have enclosed four copies of Amendment No. 6, which have been marked to show changes made to the Registration Statement.

        In addition, we are providing the following response to the comment contained in the comment letter of the staff of the Commission (the "Staff") to the Company, dated July 26, 2005, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff's letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 6, unless otherwise noted.

FORM S-1, AMENDMENT NUMBER FOUR, FILED JULY 25, 2005

1.
We note your response to comment 1 in our letter dated July 22, 2005. You have made the additional disclosure requested by the comment. However, it appears to the staff that the juxtaposition of the new language and the language you added on p.29 in the last amendment is such that a reader could infer from the revised paragraph that your subsidiaries will cease to conduct business in Iran because U.S. regulations prevent their continued operation there, or because they are in violation of U.S. regulations. It appears to us that the disclosure may more clearly convey the information you intend if you revise the penultimate sentence of the paragraph to begin (if true) "While our subsidiaries conduct their operations in Iran in accordance with current U.S. rules and regulations, they will cease...," or otherwise revise the paragraph to address this concern. Please advise, or revise as appropriate.

        In response to the Staff's comment, the Company has revised the disclosure on page 30 accordingly.

        Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff's comment. In addition, the Company has filed an exhibit that had not previously been filed with the Registration Statement.

        Please call me (212-455-2758) or Scott Fisher (212-455-2456) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ ROXANE F. REARDON Roxane F. Reardon
cc:
Jennifer R. Hardy—Securities and Exchange Commission
Rufus Decker—Securities and Exchange Commission
Nudrat Salik—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.

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FORM S-1, AMENDMENT NUMBER FOUR, FILED JULY 25, 2005